Hygea Holdings Corp.
9100 South Dadeland Blvd., Suite 1500
Miami, Florida 33156

December 21, 2011

Via Edgar
Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Hygea Holdings Corp. (f/k/a Piper Acquisition II, Inc.)
Amendment No. 1 to Registration Statement on Form S-1
Filed: October 13, 2011
File No. 333-174252

Mr. Reidler:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated November 8, 2011 (the “Comment Letter”) relating to the Amendment No. 1 to Form S-1 filed October 13, 2011 of Hygea Holdings Corp. (f/k/a Piper Acquisition II, Inc.) (“Hygea”, “Piper” or the "Company").  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

FORM S-1

Management’s Discussion and Analysis
Results of Operations
Comparison of the Three and Six Months Ended June 30, 2011 and 2010, page 26

1.	Please disclose the amount of CarePlus administrative fee that was recognized in 2011 in excess of 2010 and explain why the fee increased.

The reference to CarePlus “administrative fees” provided in the comparison of the three and six months ended June 30, 2011 and 2010, was incorrectly used to reference deferred revenue recognized as a result of vesting of a contractual requirement, which we have now disclosed in Note K to the Company’s audited financial statements for the year ended December 31, 2010, as restated, as well as the September 30, 2011 reviewed financial statements. We have thus modified Management’s Discussion and Analysis to incorporate this corrected reference.

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
December 20, 2011

Application of Critical Accounting Policies and Estimates

Revenues, page 29

2.	Please tell us where you provided the discussions that were requested in our previous comment 20.

We apologize for not clearly and fully responding to your prior comment and have amended our disclosure to attempt to fully address your concerns.  In summary, we did have a true-up in 2010 related to our 2009 estimated revenue.  Given our measured performance during 2010 and 2011, no additional material variances to our estimates were realized or are anticipated.  However, during 2010, the Company realized a shortfall of $118,402 in its estimated premiums accrued in 2009 as a result of a billing error to CMS that was not identified prior to the deadline for correction.  Preliminary reporting to the Company in fiscal year 2011, with respect to the Company’s 2010 activity, does not indicate a material variance to recorded results.  However, these amounts will not be fully resolved until fiscal year 2012.  We have evaluated the impact of this change in our 2009 estimate on both our consolidated 2010 and 2009 financial statements and do not believe the result of such change to be material from either a quantitative or qualitative perspective in accordance with Staff Accounting Bulletin Topics 1M or 1N.

Consolidated Financial Statements
Consolidated Balance Sheets, page F-3

3.	We acknowledge your response to comment 44. Please provide a disclosure that explains why you do not appear to have any collection risk for your accounts receivable.

We have amended the disclosure found in our Accounts Receivable policy footnote found in both Management’s Discussion and Analysis and our Consolidated Financial Statements to read as follows

The Company’s accounts receivable are derived primarily from its risk-based health insurance arrangements (fixed fee arrangements) in which the premium is typically at a fixed rate per individual served for a one-year period.  The Company estimates risk adjustment revenues based upon the diagnosis data submitted and expected to be submitted to CMS. The reimbursement timing can span from 18 to 24 months which is attributable to the customary (and industry standard) timetable in Medicare reimbursement for pass through from HMO risk contractors.  However, given the Company’s historical reimbursement activity, the Company does not believe it to have a material risk of collection of any of these amounts and therefore has not recorded a reserve for such risk.  The Company’s accounts receivable also include reimbursements amount due from health insurance companies for services performed for insured patients under our fee for service program.  These amounts are set by contract and the Company does not believe there to be a material risk of uncollectibility of these amounts due to its historical collection experience and financial strength of its counterparties.

Consolidated Statements of Stockholders’ Equity, page F-5

4.
We are evaluating your responses to comments 46, 52, 56, and 58. Please provide us a chronological list of stock-based transactions with third parties. Please provide a description of the transactions and quantify the number of shares underlying the transaction and the per share price of the underlying shares. Please disclose the reasons for the price fluctuations between each issuance.

We understand that you are currently evaluating our prior responses. With respect to your question regarding the per share price and price fluctuations, we note that all share prices were arbitrarily determined as the Company was private and closely held by related parties. There is no relationship between the offering/issuance price and our assets, book value, net worth, or any other economic or recognized criteria of value and these prices do not necessarily accurately reflect the actual value of the Securities or the price that may be realized upon disposition of the Securities. We have expanded our stockholder’s equity footnote to more clearly present the issuance of shares of the Company. Please also note that share issuances prior to January 1, 2009 relate primarily to the issuance of founder shares. We recapture the detail of our stockholder’s equity footnote herein as follows:

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
December 20, 2011

The Company has 250,000,000 shares of common stock, $0.0001 par value, and 10,000,000 shares of preferred stock, $0.0001 par value authorized. As of December 31, 2010, the Company had 148,295,243 shares of common stock outstanding and no shares of preferred stock outstanding. Hygea Health had 400,000 shares of preferred stock outstanding at the date of acquisition by the Company, which were converted into common stock concurrently with the acquisition by the Company

During 2009, Hygea Health issued 300,000 shares of preferred stock for total consideration of $300,000. As a result of the reverse acquisition entered into with the Company, these shares have been retroactively restated and reflected as common stock as of the date first issued. The preferred stock to common stock conversion was agreed between the holder and issuer of the preferred stock instruments. These were related parties.

During 2009, the Company entered into a share exchange agreement with Hygea Health Network, whereby 87,830,396 shares of common stock were exchanged for the redemption and cancellation of 86,934,291 shares of Hygea Health Network, which constituted the total amount of shares outstanding at that time. The difference of 895,105 common shares exchanged and $130,000 additional paid in capital assigned to this exchange related to 2009 share issuances.

During 2010, Hygea Health issued 100,000 shares of preferred stock for total consideration of $100,000. As a result of the reverse acquisition entered into with the Company, these shares have been retroactively restated and reflected as common stock as of the date first issued.

During 2010, the Company issued 1,354,577 shares of common stock as purchase price consideration for the acquisition of Opa-Locka Pain Management Corporation. The fair value of the shares was determined to be $123,781 as of the date of purchase, based on an independent third-party purchase price valuation.

During 2010, the Company issued 27,508,342 shares of common stock for total consideration of $513,850. As of December 31, 2010, the Company had recorded a balance due from shareholders of $305,000 related to this issuance, which has been recorded as a contra-equity balance within the consolidated statements of equity.

Effective December 31, 2010, the Company acquired 99.9% of the outstanding common shares of Hygea Health, in exchange for the issuance of 135,519,336 shares of common stock. The exchange of shares between the Company and Hygea Health was accounted for as a reverse acquisition under the purchase method of accounting. A reverse acquisition is considered, and accounted for as, a capital transaction in substance; it is equivalent to the issuance of Hygea Health securities for the Company’s net monetary assets, accompanied by a recapitalization. Accordingly, the transaction has been reflected as Hygea Health having issued a total of 12,775,904 shares of common stock to the Piper shareholders.

Consolidated Statements of Cash Flows, page F-6

5.	Where you revised the amounts presented here in response to comment 47, clearly mark them as “restated” and provide a note to explain your revision.

We have marked the consolidated statement of cash flows as “restated” and have also included the requisite footnote within the consolidated financial statement footnotes.

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
December 20, 2011

Revenues, page F-8

6.	Refer to our previously issued comment number 48 and tell us where you addressed this comment.

In order to respond to this comment (prior comment 48), we have made revisions to our consolidated financial statements and footnotes for purposes of more clearly presenting our revenue streams and also disclosing what those streams consist of.  In our previous financial statements, and as noted by you in your prior comment 48, we believe that we had not clearly presented our two primary sources of revenue, which are risk-based, fixed fee arrangements, and also, fee-for-service based, non-risk arrangements.  In order to respond to your comment and for purposes of clearly identifying and disclosing information related to our revenue to the financial statement users, we have amended the presentational components of medical revenues within the consolidated statements of income to better reflect our sources of revenue.  This revision in-and-of-itself has no impact on total revenue, as it relates solely to the manner in which our revenue streams are presented.  Additionally, we have revised our revenue policy footnote to compliment the revisions made in the consolidated statements of income, and to also address your prior comment 48. We apologize for not clearly and fully responding to your prior comment.

Please also refer to our response to your comment 8 below, in which we agree with the reclassification of reinsurance recoveries, which has impacted the amount of total revenue.

7.
Please revise the disclosure you provided in response to comment 49 to describe the types of license fees and non-medical revenues and how you determine the timing and the amount of the license fees and non-medical revenues recognized.

We refer you to our response to comment 6, which also includes response to this comment.

Reinsurance (Stop-Loss Insurance), page F-9

8.
Your policy for recognizing reinsurance recoveries, as provided in your response to comment 50, does not appear to comply with U.S. GAAP. Please explain to us why you do not believe ASC 954-720-45-1 applies to your scenario.

Upon examination of our presentation of reinsurance recoveries included in our consolidated financial statements, we agree with your comment and have reclassified reinsurance recoveries from within medical revenues to provider expenses, which is the corresponding account in which the cost is recorded.

Claims Payable, page F-10

9.	Please tell us where you disclosed the amount of estimated claims that were incurred but not reported, as previously requested in our comment 51.

Upon addressing your comment, we realized that our previous portrayal of the AR/AP structure with the CarePlus (Medicare Advantage HMO) risk contract was not clearly presented.  The Company does not have exposure for incurred but not reported claims, nor does it have claims payable to any other party other than CarePlus, directly related to, and with right of offset of, the related accounts receivable.  We have therefore eliminated our previous claims payable balance against our accounts receivable balance and removed the accounting policy footnote to clearly reflect the fact pattern.

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
December 20, 2011

By way of additional background, the Medicare payment methodology requires an ongoing assessment, diagnostic review and update and coding of a patient's medical acuity profile to support a risk adjusted premium (what will become the Company’s accounts receivable).  On a cash basis at any given time in the ongoing assessment, medical expenses (claims payable) can exceed the premium received (cash) and a negative balance can be reported.  However, these expenses factor in to retrospective premium adjustments and revert back to the Company as a receivable. As further clarified in our revised accounting policy disclosure with respect to “Revenues” and “Accounts Receivable” the Company has made estimates of these adjustments in determining the premium to apply to each case in the period earned.

C. Acquisitions

Royal Palm Beach Medical Group, page F-12

10.	Please tell us where you described the nature of the assets acquired as previously requested in comment 53.

We have revised the footnote to describe the nature of the asset acquired, which were primarily accounts receivable (other amounts are nominal). We apologize for not clearly and fully responding to your prior comment regarding the need for acquisition-related assets.

E. Stockholders’ Equity, page F-13

11.
Refer to your response to comment 57 and tell us why you changed the number of shares referred to in your disclosure. In addition, please revise your disclosure to explain the difference in the number of shares as you have done in your response.

While in the performance of responding to your prior comments, the Company made revisions to the share exchange agreement, which is now final and no further revisions are expected. The exchange agreement on file with the SEC is this final version.  These revisions included a reduction of 269,239 shares, which were actually cancelled prior to the share exchange agreement, and as such we have retroactively revised the beginning (opening balance) number of shares as of January 1, 2009.

Further, we also inadvertently omitted a balance receivable from one shareholder for issuance of shares to that shareholder, in the amount of $305,000. Please note that in our October 13, 2011 S-1A filing, we included this additional capital as a balance receivable within current assets and as an increase in additional paid-in-capital.  However, upon responding to your current comments, it has been determined that the correct classification of the receivable balance is as a contra-equity receivable balance.  As such, we have reclassified the $305,000 receivable balance from current accounts receivable to a contra-equity account balance.  This balance receivable was paid in full during the six-months ended June 30, 2011.  As such, the financial statements as of September 30, 2011, no longer reflect this receivable balance.

As requested, we have revised our footnote disclosure to include the information provided in our prior response.

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
December 20, 2011

G. Intangible Assets, page F-14

12.
As previously requested in our comment 59, please disclose the facts and circumstances that support your belief that the straight-line method of amortization is more appropriate than an accelerated method of amortization for customer relationship intangible assets.

Based on our continued involvement with the Credentialed Provider Network, we note only nominal changes in our Credentialed Provider Network, and further do not believe that this intangible asset has exposure to high risk of turnover as a “customer” base might have.  This asset represents the value of those physicians providing primarily our fixed-fee, risk-based, services to plan participants.  We have provided additional disclosure in this regard as well as set forth our responsibility to periodically assess these assets for impairment in accordance with ASC Topic 360, “Property, Plant, and Equipment,”

N. Income Taxes, page F-16

13.	Please tells us where you disclosed the description of the line item, “Other,” as previously requested in our comment 61.

We have revised the footnote table by bifurcating the primary driver and other nominal amounts from the previously aggregated amounts reported as “Other”. The primary amount composing this previous balance is amortization of goodwill for tax purposes.

**********************

The Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments. Thank you.

Very truly yours,

/s/Manuel E. Iglesias

Manuel E. Iglesias, CEO and President